JOHN HANCOCK FUNDS

GOVERNANCE COMMITTEE CHARTER

A. Composition. The Governance Committee shall be composed entirely of Trustees who are "independent" as defined in the rules of the New York Stock Exchange ("NYSE") and the NASDAQ Stock Market, Inc. ("NASDAQ") or any other exchange, as applicable and are not "interested persons" as defined in the Investment Company Act of 1940 of any of the funds, or any fund's investment adviser or principal underwriter (the "Independent Trustees"). The Chairman of the Board shall be a member of the Governance Committee.

B. Overview. The overall charter of the Governance Committee is to make recommendations to the Board on issues related to corporate governance applicable to the Independent Trustees and to the composition and operation of the Board, and to assume duties, responsibilities and functions to nominate candidates to the Board, together with such additional duties, responsibilities and functions as are delegated to it from time to time.

C. Specific Responsibilities. The Governance Committee shall have the following duties and powers, to be exercised at such times and in such manner as the Committee shall deem necessary or appropriate:

1. Except where the Funds are legally required to provide others with the ability to nominate Trustees, to nominate Trustees, as needed.

2. To consider, as it deems necessary or appropriate, the criteria for persons to fill existing or newly created Trustee vacancies. The
Governance Committee shall use the criteria and principles set forth in Annex A to guide its Trustee selection process.

3. To consider and recommend the amount of compensation to be paid by the funds to the Independent Trustees and to address compensation-related matters, such as expense reimbursement policies.

4. To consider and recommend the duties and compensation of the Chairman of the Board.

5. To consider and recommend changes to the Board regarding the size, structure, and composition of the Board.

6. To consider and recommend changes to the Board's retirement policy.

7. To develop and recommend to the Board guidelines for corporate governance ("Corporate Governance Guidelines") for the funds that take into account the rules of the NYSE and any applicable law or regulation, and to periodically review and assess the Corporate Governance Guidelines and recommend any proposed changes to the Board for approval.

8. [To monitor and comment on the expenditures of the Board or the Committees or the Independent Trustees, including, but not limited to: legal, consulting, meeting, and D&O insurance costs; association dues; and publication expenses.]

9. To establish policies, and arrange for and coordinate the participation in continuing education or information programs for Trustees.

10. To periodically review the Board's committee structure and the charters of the Board's committees, and recommend changes to the committee structure and charters as it deems appropriate.

11. To conduct an annual self-evaluation of the Board, which will include, at a minimum, a review of its effectiveness in overseeing the number of funds in the fund complex and the effectiveness of its committee structure.

12. To report its activities to the full Board and to make such recommendations with respect to the matters described above and other matters as the Governance Committee may deem necessary or appropriate.

D. Additional Responsibilities. The Committee will also perform other tasks assigned to it from time to time by the Chairman or the full Board, and will report findings and recommendations to the full Board, as appropriate.

E. Governance. One member of the Committee shall be appointed as chair. The chair shall be responsible for leadership of the Committee, including scheduling meetings or reviewing and approving the schedule for them, preparing agendas or reviewing and approving them before meetings, and making reports to the Administration Committee or the full Board, as appropriate.

F. Miscellaneous. The Committee shall meet as often as it deems appropriate, with or without management, as circumstances require. The Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to retain special counsel and other advisers, experts or consultants, at the funds' expense, as it determines necessary to carry out its duties. The Committee shall have direct access to such officers of and service providers to the funds as it deems desirable.

G. Review. The Committee shall review this Charter periodically and recommend such changes to the full Board as it deems desirable.

ANNEX A

General Criteria

1. Nominees should have a reputation for integrity, honesty and adherence to high ethical standards.

2. Nominees should have demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Fund(s) and should be willing and able to contribute positively to the decision-making process of the Fund(s).

3. Nominees should have a commitment to understand the Fund(s), and the responsibilities of a Trustee/Director of an investment company and to regularly attend and participate in meetings of the Board and its committees.

4. Nominees should have the ability to understand the sometimes conflicting interests of the various constituencies of the Fund, including shareholders and the management company, and to act in the interests of all shareholders.

5. Nominees should not have, nor appear to have, a conflict of interest that would impair the nominee's ability to represent the interests of all the shareholders and to fulfill the responsibilities of a director/trustee.

6. Nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other basis proscribed by law. The value of diversity on the Board should be considered.

Application of Criteria to Existing

The renomination of existing Trustees should not be viewed as automatic, but should be based on continuing qualification under the criteria set forth above. In addition, the Administrative Committee shall consider the existing trustees' performance on the Board and any committee.

Review of Shareholder Nominations

Any shareholder recommendation must be submitted in compliance with all of the pertinent provisions of Rule 14a-8 under the Securities Exchange Act of 1934 to be considered by the Administration Committee. In evaluating a nominee recommended by a shareholder, the Administration Committee, in addition to the criteria discussed above, may consider the objectives of the shareholder in submitting that nomination and whether such objectives are consistent with the interests of all shareholders. If the Board determines to include a shareholder's candidate among the slate of nominees, the candidate's name will be placed on the Fund's proxy card. If the Administration Committee or the Board determines not to include such candidate among the Board's designated nominees and the shareholder has satisfied the requirements of Rule 14a-8, the shareholder's candidate will be treated as a nominee of the shareholder who originally nominated the candidate. In that case, the candidate will not be named on the proxy card distributed with the Fund's proxy statement.

As long as an existing Independent Trustee continues, in the opinion of the Administration Committee, to satisfy the criteria listed above, the Committee generally would favor the re-nomination of an existing Trustee rather than a new candidate. Consequently, while the Administration Committee will consider nominees recommended by shareholders to serve as trustees, the Administration Committee may only act upon such recommendations if there is a vacancy on the Board or the Administration Committee determines that the selection of a new or additional Independent Trustee is in the best interests of the Fund. In the event that a vacancy arises or a change in Board membership is determined to be advisable, the Administration Committee will, in addition to any shareholder recommendations, consider candidates identified by other means, including candidates proposed by members of the Administration Committee. While it has not done so in the past, the Administration Committee may retain a consultant to assist the Committee in a search for a qualified candidate.

Communications from Shareholders

Shareholders may communicate with the members of the Board as a group or individually. Any such communication should be sent to the Board or an individual Trustee c/o the secretary of the Fund at the address on the notice of this meeting. The Secretary may determine not to forward any letter to the members of the Board that does not relate to the business of the Fund.